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                             January 26, 2023

       Alexey Mashchenkov
       Chief Financial Officer
       QIWI PLC
       Kennedy 12, Kennedy Business Centre
       P.C. 1087
       Nicosia, Cyprus

                                                        Re: QIWI PLC
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Response Dated
December 29, 2022
                                                            File No. 001-35893

       Dear Alexey Mashchenkov:

               We have reviewed your December 29, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 15, 2022 letter.

       Response Dated December 29, 2022

       Board of Directors, page 116

   1. We note your response to comment 10 and we reissue it. In future filings, please include the information that
was provided in response to this comment regarding the types of reports that the board
regularly receives and analyzes from management. Also,
                                                        please specifically
describe the extent and nature of the role of the board in overseeing risks related to Russia
  s invasion of Ukraine, if any.
 Alexey Mashchenkov
FirstName
QIWI PLC LastNameAlexey Mashchenkov
Comapany
January 26,NameQIWI
           2023      PLC
January
Page 2 26, 2023 Page 2
FirstName LastName
       You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at (202) 551-7470 or Cara Wirth at (202) 551-7127 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Pranav Trivedi